UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65628

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greenhill Cogent, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2101 Cedar Springs Rd, Suite 1200
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Erich Ephraim (214) 871-5403
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Erich Ephraim__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Greenhill Cogent, LP__ , as of __December 31__ , 20__15__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____
Signature

Authorized Signatory
Title

Kelly Leigh Lawrence
Notary Public

KELLY LEIGH LAWRENCE
Notary Public, State of Texas
My Commission Expires
December 06, 2018

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**_For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

Greenhill Cogent

GREENHILL COGENT, LP

STATEMENT OF FINANCIAL CONDITION
WITH REPORT F INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2015

GREENHILL COGENT, LP

INDEX TO STATEMENT OF FINANCIAL CONDITION

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition as of December 31, 2015 2

Notes to Statement of Financial Condition…………………………………………………………………..3



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Managers
Greenhill Cogent, LP

We have audited the accompanying statement of financial condition of Greenhill Cogent, LP (the Company) as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Greenhill Cogent, LP at December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 25, 2016

GREENHILL COGENT, LP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS:

Cash and cash equivalents	$	6,810,420
Accounts receivable		10,191,728
Prepaid expenses		8,925
Total assets	$	17,011,073

LIABILITIES AND PARTNERS' CAPITAL:

Accounts payable and accrued expenses	$	53,694
Due to affiliates		3,887,221
Total liabilities	$	3,940,915

COMMITMENTS AND CONTINGENCIES (Notes 3 and 7)

PARTNERS' CAPITAL 13,070,158

Total liabilities and partners' capital	$	17,011,073

See accompanying notes to statement of financial condition.

GREENHILL COGENT, LP

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2015

1. **ORGANIZATION**

Greenhill Cogent, LP (the "Partnership") is a registered broker-dealer under the Securities Exchange Act of 1934 and is registered with the Financial Industry Regulation Authority ("FINRA"). On April 1, 2015, Greenhill & Co., Inc. (NYSE: GHL) ("Parent") acquired 100% ownership of the Partnership. Greenhill GP, LLC is a 0.1% General Partner (the "General Partner") and Greenhill Cogent Holdings, LP is the 99.9% Limited Partner (the "Limited Partner") of the Partnership, which are now fully owned subsidiaries of the Parent. The Partnership changed its name from CP Cogent Securities, LP to Greenhill Cogent, LP on April 1, 2015 due to the acquisition by Parent. The Partnership assists investors in reselling their private equity investments to institutional buyers and accredited investors in nonpublic transactions in the secondary market.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

The summary of significant accounting policies of the Partnership is presented to assist in understanding the Partnership's statement of financial condition. The statement of financial condition and notes are representations of the Partnership's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the statement of financial condition. The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the use of estimates which are determined by management.

Use of Estimates in the Preparation of Statement of Financial Condition
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the statement of financial condition, and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the Partnership's assessment of potentially doubtful accounts receivable, allocations of expenses under an expense-sharing arrangement with the Limited Partner, and the provision for state income taxes. Actual results could differ from management's estimates.

Cash and Cash Equivalents
Cash and cash equivalents includes amounts due from banks, and all highly liquid investments with maturities of three months or less. The Partnership maintains its cash and cash equivalents with a financial institution with a high credit rating. Management believes that the Partnership is not exposed to significant credit risk due to the financial position of the depository institution in which those deposits are held. The Partnership maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Partnership has not experienced any losses from such accounts and believes it is not exposed to any significant risk of loss.

Accounts Receivable
Management analyzes the accounts receivable on a periodic basis and accounts are reserved when they are considered doubtful and written off when they are deemed uncollectible. At December 31, 2015, all accounts receivable were considered collectible and an allowance for doubtful accounts unnecessary. The

3

Partnership did not write off any accounts receivable during the year ended December 31, 2015. The Partnership did not record a bad debt expense for the year ended December 31, 2015.

Concentrations of Credit Risk
Accounts receivable from one customer accounted for 1.0% of total accounts receivable at December 31, 2015. Credit risk related to transaction fees receivable is disbursed across a large number of clients. The Partnership controls credit risk through credit approvals and monitoring procedures but does not require collateral to support accounts receivable.

Income Taxes
The Partnership's Parent is a corporate taxpayer. The Partnership continues to be a limited partnership which is wholly-owned by the Parent and, accordingly, is disregarded for income tax purposes. No provision for income taxes is provided in the Partnership's statement of financial condition The Partnership follows the guidance for income taxes in recognizing, measuring, presenting and disclosing in its statement of financial condition uncertain tax positions taken or expected to be taken on its income tax returns. The Partnership determined there was no requirement to accrue any liabilities as of December 31, 2015.

Revenue Recognition
It is the Partnership's accounting policy to recognize revenue when (i) there is persuasive evidence of an arrangement with a client, (ii) the agreed-upon services have been completed and delivered to the client or the transaction or events noted in the engagement letter are determined to be substantially complete, (iii) fees are fixed and determinable, and (iv) collectability is reasonably assured. The Partnership recognizes transaction income at the close of the transaction on which the fees are based.

The Partnership makes various transaction-related expenditures, such as travel and professional fees, on behalf of its clients. Pursuant to the engagement letters with its clients, these expenditures may be reimbursable. The Partnership records such expenditures as incurred and records revenue when it is determined that clients have an obligation to reimburse the Partnership for such expenses. The Partnership's clients reimburse certain expenses incurred by the Partnership in the conduct of transactions. Expenses are reported net of such client reimbursements.

Accounting Developments
In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with* Customers ("ASU 2014-09"). ASU 2014-09 defines how companies report revenues from contracts with customers, and also requires enhanced disclosures. The guidance, as stated in ASU 2014-09, was effective beginning in the first quarter of fiscal year 2017. In August 2015, the FASB issued ASU No. 2015-14, *Revenue from Contracts with Customers – Deferral of Effective Date* ("ASU 2015-14"), which defers the effective date by one year, with early adoption on the original effective date permitted. The Partnership is currently evaluating the impact of the new guidance on its statement of financial condition.

3. **REGULATORY REQUIREMENTS**

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital requirements under Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Rule requires the Partnership to maintain a minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined in the Rule. At December 31, 2015, the Partnership had net capital of $2,735,577, which was $2,472,849 in excess of its minimum net capital requirement of $262,728. The Partnership handled no customer securities or accounts

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2015

during the year ended December 31, 2015 and, accordingly, is not subject to the requirements under SEC Rule 15c3-3. Certain distributions and other capital withdrawals are subject to certain notifications and restriction provisions of the Rule.

The computation of net capital included in the Partnership's Form X-17A-5 (FOCUS Report, Part IIA) as of December 31, 2015, does not differ materially from the schedule in the Supplemental Material.

4. **RELATED PARTY TRANSACTIONS**

The Partnership operates under an expense-sharing agreement to utilize services of the Limited Partner's personnel and office space for purposes of conducting its business. The Partnership reimburses the Limited Partner for its share of costs for salaries, benefits, rent, and various general and administrative expenses. In accordance with the expense-sharing agreement, the Partnerships' share of these expenses is 75% of deemed appropriate expenses incurred by the Limited Partner. The Partnership also pays commissions, licensing, registration, examination fees, and other expenses related to its business activities. Amounts due to the Limited Partner totaled $2,576,696 at December 31, 2015 for allocated expenses not yet paid.

The Partnership has payables of $863,046 as part of their revenue sharing agreement to an affiliate, Greenhill Cogent Europe, LLP, for services provided in assisting on client engagements during the year.

5. **PARTNERS' CAPITAL**

The General Partner and Limited Partner made initial capital contributions during the period ended December 31, 2003, and are not required to make any additional contributions except as required from time to time for the Partnership to comply with the minimum net capital requirements under Rule 15c3-1 of the Securities Act of 1934, as amended. The partners may not withdraw their capital contributions and the Partnership has no obligation to return these contributions. Partnership income and losses are allocated pro rata in accordance with each partner's respective interest. Losses or credits are not allocated pro rata if they would cause a deficit balance in the partner's capital account.

Partnership net cash receipts are distributed to the partners pro rata in accordance with their respective partnership interests. Distributions totaled $28,500,000 for the year ended December 31, 2015.

6. **RETIREMENT PLAN**

The General Partner and the Partnership sponsor a contributory retirement plan (the "Plan") for its employees. The Plan is intended to qualify for tax-deferred treatment under Section 401(k) of the Internal Revenue Code. The General Partner may make discretionary matching and profit-sharing contributions to the Plan. The General Partner's discretionary contributions vest over six years at 20% per year, beginning with the second year of employment.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2015

7. COMMITMENTS AND CONTINGENCIES

The General Partner and the Partnership lease office space under various operating lease agreements in connection with an expense-sharing agreement.

The Partnership's estimated portion of scheduled future maturities of noncancelable operating leases under the expense-sharing agreement are approximately as follows for the years ending December 31:

2016	$	788,700
2017		756,558
2018		650,995
2019		240,740
2020		-
	$	2,436,993

The Partnership is involved from time to time in certain legal proceedings arising in the ordinary course of its business. The Partnership does not believe any such proceedings will have a material adverse effect on its results of operations.

8. SUBSEQUENT EVENTS

The Partnership has evaluated subsequent events through the date on which the statement of financial condition is issued. There have been no material subsequent events that would require recognition in the statement of financial condition or disclosure in the notes of the statement of financial condition.